

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 19, 2010

Bill Otis
Chief Executive Officer
New Ulm Telecom, Inc.
27 North Minnesota Street
New Ulm, Minnesota

> **Re:** **New Ulm Telecom, Inc.**
> **Form 10-K for Year Ended December 31, 2009**
> **Filed March 29, 2010**
> **Form 10-Q for the Quarterly Period Ended June 30, 2010**
> **Filed August 12, 2010**
> **File No. 000-03024**

Dear Mr. Otis:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Year Ended December 31, 2009

Liquidity Outlook, page 38

1. We note your disclosure in Cash Flows from Investing Activities that you expect to spend $5 million on total plant additions in 2010. We also note that you have $6.4 million in contractual cash obligations in 2010 and your working capital has declined year over year. In your future filings, please provide a detailed analysis of how you intend to fund these plant additions. Please include a discussion of your working capital, cash generated by operations and potential borrowing under your revolving credit facility in your disclosure.

Consolidated Financial Statements of Hector Communications Corporation

Report of Independent Registered Public Accounting Firm, page 86

2.  We note that the date of the report is March 25, 2009 but that the report covers the financial statements for the year ended December 31, 2009.  Please ask your accountants if the report should be redated and file an amendment with the revised report.

Form 10-Q for the Quarterly Period Ended June 30, 2010

Consolidated Statements of Income, page 3

3.  Please tell us why you have not capitalized interest during construction as required by FASB ASC Topic 835.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities and Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

       In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       You may contact Sharon Virga, accountant, at (202) 551-3385 or Kyle Moffatt, accountant branch chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters.  Please contact Brandon Hill, attorney-advisor, at (202) 551-3268 or me at (202) 551-3810 with any other questions.

                              Sincerely,


                              Larry Spirgel
                              Assistant Director